Amendment


This Agreement amends the Amended and Restated Master Transfer Agency and Service Agreement ("Agreement") dated June 1, 1998 between the registered investment companies specified in Schedule A ("Funds") and John Hancock Signature Services, Inc. ("Signature Services").

Signature Services is prohibited from disclosing or using nonpublic personal information of customers of Funds for any purpose other than the purpose for which Funds disclosed the information, as set forth in the Agreement.

As of July 1, 2004.



/s/Susan S. Newton                         /s/Joseph Paster
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Funds (Listed in Schedule A of             John Hancock Signature Services, Inc.
The Master Transfer Agency and
Service Agreement